[redacted]

13011137

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section
MAR 1 - 2013
Washington DC
400

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37601

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ProFunds Distributors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7501 Wisconsin Avenue, Suite 1000
(No. and Street)

Bethesda	Maryland	20814
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kerry Moore — (240) 497-6480
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur F. Bell, Jr. & Associates, L.L.C.
(Name – *if individual, state last, first, middle name*)

201 International Circle, Suite 400	Hunt Valley,	Maryland	21030
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald Roberson, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of ProFunds Distributors, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STATE OF MARYLAND
COUNTY OF MONTGOMERY
THE FOREGOING INSTRUMENT WAS ACKNOWLEDGED BEFORE ME THIS 31ST DAY OF JANUARY, 2013
BY: A. MICHELLE SINGLETON

A. Michelle Singleton
Notary Public

A. MICHELLE SINGLETON
Notary Public-Maryland
Montgomery County
My Commission Expires
June 16, 2014

Signature

President
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Washing
400

ProFunds Distributors, Inc.
(A wholly owned subsidiary of ProFund Advisors LLC)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2012

ARTHUR BELL
Certified Public Accountants

ProFunds Distributors, Inc.
(A wholly owned subsidiary of ProFund Advisors LLC)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2012

ARTHUR BELL
Certified Public Accountants

Financial Statements and Supplementary Information
Pursuant to Rule 17a-5 of the Securities and Exchange Commission
For the Year Ended December 31, 2012

PROFUNDS DISTRIBUTORS, INC.
(A wholly owned subsidiary of ProFund Advisors LLC)

TABLE OF CONTENTS

ARTHUR BELL
Certified Public Accountants

201 International Circle, Suite 400
Hunt Valley, Maryland 21030 • USA
Tel: 410-771-0001 • Fax: 410-785-9784
www.arthurbellcpas.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholder of
ProFunds Distributors, Inc.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of ProFunds Distributors, Inc. (the Company) as of December 31, 2012, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ProFunds Distributors, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained on pages 14 and 15 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on pages 14 and 15 is fairly stated in all material respects in relation to the financial statements as a whole.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 27, 2013

PROFUNDS DISTRIBUTORS, INC.
(A wholly owned subsidiary of ProFund Advisors LLC)
STATEMENT OF FINANCIAL CONDITION
December 31, 2012

ASSETS		
Cash	$	3,741,599
Prepaid expenses		275,011
Distribution fees receivable		123,559
Distribution related fees receivable		35,199
Receivable from affiliates		44,776
Equipment (net of accumulated depreciation of $47,674)		102,267
Other assets		96,997
Net current deferred tax asset		146,923
Non-current deferred tax asset		12,910
Total assets	$	4,579,241
LIABILITIES		
Accrued distribution related expenses	$	489,596
Distribution fees payable		123,559
Payable to affiliate		94,977
Other accounts payable and accrued expenses		2,033,732
Total liabilities		2,741,864
STOCKHOLDER'S EQUITY		
Common stock – $1 par value; 1,000 shares authorized; 820 shares issued and outstanding		820
Capital in excess of par value		2,294,652
Retained deficit		(458,095)
Total stockholder's equity		1,837,377
Total liabilities and stockholder's equity	$	4,579,241

See accompanying notes.

PROFUNDS DISTRIBUTORS, INC.
(A wholly owned subsidiary of ProFund Advisors LLC)
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2012

REVENUE	
Distribution service fees	$ 11,893,549
Distribution and distribution related fees	2,247,158
Interest income	19,006
Total revenues	14,159,713
EXPENSES	
Compensation and benefits	7,917,468
Distribution and distribution related expenses	2,247,158
Fund marketing and promotion	1,785,157
Communications and technology	668,072
Occupancy	434,341
Professional fees	227,244
Licenses and fees	101,745
Other expenses	849,715
Total expenses	14,230,900
(Loss) before income tax expense	(71,187)
Income tax expense	20,199
NET (LOSS)	$ (91,386)

See accompanying notes.

PROFUNDS DISTRIBUTORS, INC.
(A wholly owned subsidiary of ProFund Advisors LLC)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2012

	Common Stock	Capital in Excess of Par Value	Retained Deficit	Total Stockholder's Equity
Balances at December 31, 2011	$ 820	$ 1,994,652	$ (366,709)	$ 1,628,763
Capital Contribution	-	300,000	-	300,000
Net (loss) for the year ended December 31, 2012	-	-	(91,386)	(91,386)
Balances at December 31, 2012	$ 820	$ 2,294,652	$ (458,095)	$ 1,837,377

See accompanying notes.

PROFUNDS DISTRIBUTORS, INC.
(A wholly owned subsidiary of ProFund Advisors LLC)
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2012

Cash flows from operating activities		
Net (loss)	$	(91,386)
Adjustments to reconcile net (loss) to net cash used in operating activities		
Depreciation expense		22,438
Deferred income taxes		(181,638)
Decrease in distribution fees receivable		70,799
Decrease in distribution related fees receivable		1,658
Decrease in prepaid expenses		78,118
Decrease in receivable from affiliates		4,597
(Increase) in other assets		(95,477)
(Decrease) in accrued distribution related expenses		(54,791)
(Decrease) in distribution fees payable		(70,799)
Increase in payable to affiliate		83,524
Increase in other accounts payable and accrued expenses		229,541
Net cash used in operating activities		(3,416)
Cash flows from investing activities		
Purchases of equipment		(71,016)
Cash flows from financing activities		
Capital Contribution		300,000
Net increase in cash		225,568
Cash		
Beginning of year		3,516,031
End of year	$	3,741,599
Supplemental Disclosure of Cash Flow Information		
Income taxes paid	$	60,500

See accompanying notes.

PROFUNDS DISTRIBUTORS, INC.
(A wholly owned subsidiary of ProFund Advisors LLC)
NOTES TO FINANCIAL STATEMENTS

Note 1. ORGANIZATION

ProFunds Distributors, Inc. (the "Company") is a wholly owned subsidiary of ProFund Advisors LLC ("PFA"). The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA").

Effective February 29, 2008, PFA acquired the outstanding common stock of the Company under a Stock Purchase Agreement among the Company, PFA and Citi Investor Services, Inc., the former sole stockholder and a wholly-owned subsidiary of Citibank, N.A.

The Company serves as distributor and underwriter for the mutual funds in the ProFunds and Access One Trusts (the "Funds"). A portion of the Company's revenues are earned from the Funds from the sale of the Funds' shares and from income received under a third party marketing agreement as described in Note 2. The Company also provides distribution, shareholder and wholesaling support to PFA, ProShare Advisors LLC ("PSA") and ProShare Capital Management LLC ("PCM").

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Method of Reporting

The Company's financial statements are presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Financial Accounting Standards Board ("FASB") Accounting Standards Codification (the "Codification") is the single source of U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

B. Cash

The Company maintains cash deposits in a bank which, from time to time, exceed the amount of deposit insurance available. Management periodically assesses the financial condition of the bank and believes that any potential credit loss is minimal.

C. Revenue Recognition

Distribution fees represent 12b-1 and shareholder servicing fees paid by the Funds pursuant to Distribution Agreements between the Funds and the Company. These fees are principally determined based on average daily net assets of the Funds and are accrued monthly. During the year, the Company recorded $1,877,547 of revenues earned from the Funds.

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

C. Revenue Recognition (continued)

The Company has an agreement with a third party asset manager of an investment vehicle in which the Money Market ProFund invests. Under this agreement, the third party provides funding for marketing, advertising and distribution related activities of the Money Market ProFund and other ProFunds. During the year, the Company recorded $369,611 of revenues earned from the third party and $369,611 of associated marketing/advertising/distribution related expenses. These amounts are reflected in the statement of operations as distribution and distribution related fees and distribution and distribution related expenses, respectively.

Pursuant to a Distribution Services Agreement between the Company, PFA, PSA and PCM, distribution service fees are fees earned from PFA, PSA and PCM for distribution, shareholder and wholesaling support. These fees are billed and earned monthly. The fees contain a fixed monthly amount plus a variable portion for total costs directly incurred by the Company for services provided under the Distribution Services Agreement.

D. Distribution and Distribution Related Expenses

Distribution expense represents 12b-1 fees paid to other broker-dealers which originally sold the Funds' shares that generated the distribution fees pursuant to the Distribution Agreements. Distribution fees not paid to selling brokers are used to support other distribution related activities as allowed under the Distribution and Service Plan. Distribution related expenses include, but are not limited to, the printing of prospectuses and reports used for sales purposes, advertisements, expenses of preparation and printing of sales literature, expenses associated with electronic marketing and sales media and communications, and other sales or promotional expenses. Upon cessation of the Company any unused distribution and distribution related expenses would be paid to the Funds or third party asset manager.

E. Phantom Share Plan

Certain employees of the Company participate in a Phantom Share Plan (the Plan) established by PFA. Under the Plan, participants are entitled to a cash benefit equal to the Plan's phantom share value, which is determined by PFA based on a predetermined formula pursuant to the Plan document. Awards issued under the Plan are subject to a three or five year vesting schedule. There are 2,500,000 phantom share units authorized under the Plan.

As a liability classified award, compensation expense related to the Plan is measured ratably over the requisite service period of the awards based on the phantom share value as of each reporting date, pursuant to a predetermined formula in the Plan's documents. As permitted for liability classified awards for nonpublic entities, obligations under the Plan are measured using the intrinsic value of the awards.

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

E. Phantom Share Plan (continued)

A summary of the status of the phantom shares related to the Company as of December 31, 2012, and changes during the year ended December 31, 2012, is presented below:

	Awards	Weighted Average Grant Date Share Value
Balances at December 31, 2011	2,311	$ 30.86
Granted	15,718	32.91
Exercised	-	-
Forfeited	-	-
Balances at December 31, 2012	18,029	$ 32.65

At December 31, 2012, none of the awards owned by the Company's employees are fully vested. The Company recognized compensation expense of $115,413 related to the Plan during 2012. At December 31, 2012 the amount of accrued but unpaid was $134,578 and is included in other accounts payable and accrued expenses. As of December 31, 2012, approximately $321,000 of the awards related to the Company are nonvested and not yet recognized. The weighted average period that these awards are expected to be recognized over is two to four years.

F. Phantom Share Appreciation Rights Plan

Certain employees of the Company participate in a Phantom Share Appreciation Rights Plan (the PSAR Plan) established by PSA. Under the PSAR Plan, participants are entitled to a cash benefit equal to the PSAR Plan's value over the base value, which is determined by PSA based on a predetermined formula pursuant to the PSAR Plan document. There are 2,500,000 PSAR units authorized.

Compensation expense is measured at the reporting date as the increase in the PSAR value over the target value, as determined by a predetermined formula and vesting schedules of the awards. Awards under the PSAR plan vest in five years with one-third vesting in each of the last three years of each employee's award. As permitted for liability classified awards for nonpublic entities, obligations under the PSAR Plan are measured using the intrinsic value of the awards.

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

F. Phantom Share Appreciation Rights Plan (continued)

A summary of the status of the PSAR shares related to the Company as of December 31, 2012, and changes during the year ended December 31, 2012, is presented below:

	Awards	Weighted Average Grant Date Share Value
Balances at December 31, 2011	189,710	$ 28.52
Granted	46,900	30.37
Exercised	-	-
Forfeited	-	-
Balances at December 31, 2012	236,610	$ 28.89

At December 31, 2012, none of the awards owned by the Company's employees are fully vested. No compensation expense related to the PSAR Plan was recorded during 2012 as the achievement of the performance condition is not deemed to be probable.

G. Equipment

Equipment is stated at cost, net of accumulated depreciation. Depreciation is charged to operations over the estimated lives of the equipment, ranging from 3 to 7 years, utilizing the straight-line method.

H. Income Taxes

The Company files its own U.S. federal and applicable state income tax returns and calculates income tax expense as a stand alone entity. The 2009 U.S. federal return was examined by the Internal Revenue Service and such examination resulted in no adjustments. The 2010, 2011 and 2012 tax years generally remain subject to examination by U.S. federal authorities and the 2009 through 2012 tax years remain subject to examination by most state tax authorities.

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

H. Income Taxes (continued)

The Company accounts for income taxes using the asset and liability method. Under this method, income taxes are provided for amounts currently payable and for amounts deferred as tax assets and liabilities based on differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred income taxes are measured using the enacted tax rates that are assumed will be in effect when the differences reverse. At December 31, 2012, the Company has a net current deferred tax asset of $146,923, with no valuation allowance, due to temporary differences arising from the timing of recognition of certain income and expenses between financial reporting and income tax purposes. The net current deferred tax asset consists of a deferred tax asset of $164,415 and a deferred tax liability of $17,492. At December 31, 2012, the Company also has a non-current deferred tax asset of $12,910, with no valuation allowance, due to temporary differences arising from the timing of recognition of certain expenses between financial reporting and income tax purposes. The non-current deferred tax asset consists of a deferred tax asset of $52,575 and a deferred tax liability of $39,665. Deferred tax benefits or expenses are recognized in the statement of operations for changes in deferred tax assets and liabilities between years. Income tax expense for the year ended December 31, 2012 of $20,199 consists of current tax expense of $201,837 and a deferred tax benefit of $181,638. There are no net operating loss carryforwards to offset future years taxable income.

The Company applies the provisions of Codification Topic 740, *Income Taxes*, which prescribe the minimum recognition threshold a tax position must meet in connection with accounting for uncertainties in income tax positions taken or expected to be taken by an entity before being measured and recognized in the financial statements. This accounting standard requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Companies financial statements to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions with respect to tax at the Company level not deemed to meet the "more-likely-than-not" threshold would be recorded as an expense in the current year. The Company has elected an accounting policy to classify interest and penalties, if any, as interest expense. Management has concluded there is no tax expense or interest expense related to uncertainties in income tax positions for the year ended December 31, 2012.

Note 3. RELATED PARTY TRANSACTIONS

As previously described, the Company derives a majority of its revenues from affiliated entities, primarily distribution fees from the Funds and distribution service fees from PFA, PSA and PCM.

The Company has an Expense Sharing Agreement with PFA pursuant to which PFA provides various services to the Company such as use of office facilities, equipment, personnel and other administrative services. PFA charges the Company an administrative service fee for these services designed to cover the costs of providing such services. The administrative service fee charged by PFA amounted to $1,271,000 for the year ended December 31, 2012. The administrative service fee would not necessarily be the same if an unrelated party provided these services to the Company.

Note 4. NET CAPITAL REQUIREMENT

As a registered broker-dealer engaged in the sale of redeemable shares of registered investment companies and certain other share accounts, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2012, the Company had net capital under the Rule of $1,116,125, which was $933,334 in excess of its minimum required net capital of $182,791. The Company's ratio of aggregate indebtedness to net capital at December 31, 2012 was 2.46 to 1.

Note 5. REGULATORY COMPLIANCE

The Company has claimed exemption from the provisions of SEC Rule 15c3-3 under subparagraph (k)(1)—all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies and the Company does not handle customer funds.

Note 6. CONTRACTS

The Company has Distribution Agreements with the Funds under which it provides distribution services. The Distribution Agreements continue in effect until terminated by either party. The Company receives commissions on sales of certain new shares of the Funds and 12b-1 and shareholder servicing fees paid by the Funds for shares sold which are still outstanding.

The Company enters into sales agreements with various selling broker-dealers related to the sale of the shares of the Funds. The Company pays these broker-dealers distribution expense (12b-1 fees or commissions) as outlined in their respective agreements.

The Company also has a Compliance Consulting Services Agreement with Foreside Distributors, LLC ("Foreside") for which Foreside performs certain compliance services on an outsourced basis. The agreement contains a fixed monthly fee and is in effect until termination by either party.

Note 7. LEASE OBLIGATIONS

The Company leases office facilities in New York City. The New York City lease expires in June 2014. The future minimum lease payments under this lease are as follows:

2013	$ 186,784
2014	94,929
	$ 281,713

The Company recorded rent expense of approximately $90,000 during 2012.

Note 8. EMPLOYEE BENEFIT PLAN

The Company contributed to a qualified 401(k) plan (the "401(k) Plan") during the year, for the benefit of eligible employees of the Company. The eligible employees may elect to defer a portion of their compensation and the Company will make matching contributions as described in the 401(k) Plan. Matching contributions charged to expense were $90,217 for the year ended December 31, 2012.

Note 9. INDEMNIFICATIONS

In the normal course of business, the Company may enter into contracts that contain a number of representations and warranties, which may provide for general or specific indemnifications. The Company's maximum exposure under these contracts is not currently known, as any such exposure would be based on future claims which could be made against the Company. Management is not currently aware of any such pending claims and expects the risk of any future material obligation under these indemnifications to be remote.

Note 10. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 27, 2013, the date the financial statements were issued, and has determined that there are no subsequent events that require disclosure.

PROFUNDS DISTRIBUTORS, INC.
(A wholly owned subsidiary of ProFund Advisors LLC)

SUPPLEMENTARY INFORMATION

PROFUNDS DISTRIBUTORS, INC.
(A wholly owned subsidiary of ProFund Advisors LLC)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2012

Total stockholder's equity		$ 1,837,377
Deductions for nonallowable assets		
Prepaid expenses	$ 275,011	
Distribution fees receivable	7,169	
Distribution related fees receivable	35,199	
Receivable from affiliates	44,776	
Equipment	102,267	
Other assets	96,997	
Net current deferred tax asset	146,923	
Non-current deferred tax asset	12,910	721,252
Net capital		1,116,125
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $5,000)		182,791
Excess net capital		$ 933,334
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)		$ 841,939
Total aggregate indebtedness (total liabilities)		$ 2,741,864
Percentage of aggregate indebtedness to net capital		246 %

Statement Pursuant to Paragraph (d) of Rule 17a-5:

There are no material differences between the computation above and the computation included in the amended filing of the December 31, 2012 Unaudited FOCUS Report, Form X-17A-5, Part IIA.

PROFUNDS DISTRIBUTORS, INC.
(A wholly owned subsidiary of ProFund Advisors LLC)
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3
December 31, 2012

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under Subparagraph (k)(1) – all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies and the Company does not handle customer funds.

PROFUNDS DISTRIBUTORS, INC.
(A wholly owned subsidiary of ProFund Advisors LLC)

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Supplementary Report to Financial Statements and Supplementary Information (Form X-17A-5)

For the Year Ended December 31, 2012

ARTHUR BELL
Certified Public Accountants

201 International Circle, Suite 400
Hunt Valley, Maryland 21030 • USA
Tel: 410-771-0001 • Fax: 410-785-9784
www.arthurbellcpas.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors and Stockholder of
ProFunds Distributors, Inc.

In planning and performing our audit of the financial statements of ProFunds Distributors, Inc. (the Company) as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 27, 2013